Hacking Labs



ANNUAL REPORT

46 Digital Dr.

Novato, CA 94949

(530) 324-2007

https://www.veercycle.com/

This Annual Report is dated July 20, 2023.

BUSINESS

VEER builds next-gen drivetrains for the future of local transportation.

Our Carbon fiber transmissions boost the durability, performance, range, and affordability of light electric vehicles like eBikes, eScooters, and eMotorcycles. This increases ridership and lets cities move on from cars for local transit.

We sell direct to consumers over the internet, through partner retailers, to distributors, and to OE manufacturers. We have manufacturing partners in Taiwan and prototyping, manufacturing, and QC capability in the San Francisco Bay Area.

Our target customers are people who want to be healthier and live sustainably, but are annoyed or intimidated by bikes and light vehicles. OEMs in the eBike, eMotorcycle, eScooter, and other micro-mobility sectors are also our target customers.

Previous Offerings

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $415,000.00
Number of Securities Sold: 275,000
Use of proceeds: Operations, R&D, Payroll, Inventory
Date: April 15, 2018
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $116,000.00
Number of Securities Sold: 535,000
Use of proceeds: Operations, Payroll, Inventory, Marketing
Date: July 20, 2019
Offering exemption relied upon: Section 4(a)(2)

• Type of security sold: Convertible Note
Final amount sold: $105,000.00
Use of proceeds: Operations, Payroll, R&D, Inventory
Date: December 14, 2020
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 6,000,000
Use of proceeds: Founder Shares
Date: April 15, 2018
Offering exemption relied upon: Section 4(a)(2)

• Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 315,000
Use of proceeds: Advising and board compensation from Colin Hacking
Date: January 31, 2021
Offering exemption relied upon: Section 4(a)(2)

• Name: Non-voting Common Stock
Type of security sold: Equity
Final amount sold: 916,667
Number of Securities Sold: 1,389,379
Use of proceeds: Operations, Payroll, Inventory, Marketing
Date: April 1, 2022
Offering exemption relied upon: Reg CF

• Type of security sold: Convertible Note
Final amount sold: $200,000
Use of proceeds: Operations, Payroll, R&D, Inventory
Date: August 9, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

• Circumstances which led to the performance of financial statements:

Hacking Labs: Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue
Revenue for fiscal year 2022 was $ 522,825, up over 119% compared to fiscal year 2021 revenue of $238140. Improved market awareness, new products, sales activity increased B2B sales to OEM brands dramatically.
8 new OEM customers in 2022 accounted for the majority of sales increase. International sales grew significantly, and we believe western Europe will be our strongest market in the coming years.

Cost of Sales
Cost of sales was $ 302,633 in 2022, compared to $ 157,001 in 2021. This is a slight percentage increase year over year, due to an increased portion of sales being made up from lower margin B2B sales instead of higher-margin direct sales.

Gross margins
Gross profit in 2022 increased by $139,053 over 2021 gross profit, and gross margins as a percentage of revenues increased from 34.1% in 2021 to 42.1% in 2022 due to lowering unit costs and increased average sale price with custom engineering and accessories.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses, inventory, rent and insurance, and expenses of Hacking Labs.

Expenses in 2022 increased $5,934 from 2021. Advertising and fundraising expenses decreased while payroll expenses increased. The Company increased employee hours and wages, resulting in increased costs.

• Historical results and cash flows:
Historical results and cash flows are not representative of what investors should expect in the future, assuming a fully subscribed campaign.

In the past two years, the most cashflow intensive parts of the business were Payroll and fundraising expenses tied to advertising the crowdfunding raise. Payroll will continue to be cashflow intensive, but sales and marketing costs will become a much larger portion of expenses.

Previously, the needed cash was generated through sale of equity and revenue. In the future, we expect this to be primarily through sales. With several product launches and new B2B partnerships coming online, cashflow should increase in 2023 and 2024.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $105,282.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: US Small Business Administration
Amount Owed: $42,800.00
Interest Rate: 3.75%
Maturity Date: July 01, 2051

• Creditor: Christopher Hacking
Amount Owed: $75,000.00
Interest Rate: 5.0%
Maturity Date: December 14, 2022
Convertible Note with a 10% discount and no cap

• Creditor: Colin Hacking
Amount Owed: $30,000.00
Interest Rate: 5.0%
Maturity Date: November 24, 2022
Convertible Note, 10% discount, uncapped

• Creditor: Colin Hacking
Amount Owed: $200,000.00
Interest Rate: 5.0%
Maturity Date: August 9, 2024
Convertible Note, 10% discount, uncapped

• Creditor: American Express/Kabbage
Amount Owed: $20,829
Interest Rate: 4.0%
Maturity Date: May 2, 2024
Long-term credit line

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sean Hacking

Sean Hacking's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: July, 2016 - Present

Responsibilities: Ultimately responsible for making managerial decisions at the highest level.
Compensation: $0 salary, 6M founder shares

Position: President of the Board

Dates of Service: July, 2016 - Present

Responsibilities: Preside over board meetings, $0 compensation

Position: Secretary of the Board

Dates of Service: July, 2016 - Present

Responsibilities: Record the minutes of all meetings of the Board of Directors, maintain records of committee meetings, oversee the maintenance of membership lists, provide for the safe keeping of all official contracts and records of the organization and publish notices of scheduled meetings as required in these Bylaws.

Name: Daniel Hacking

Daniel Hacking's current primary role is with TRC. Daniel Hacking currently works board meeting hours in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Treasurer of the Board

Dates of Service: July, 2016 - Present

Responsibilities: The custodian of the funds, securities, and financial records of the association.

Other business experience in the past three years:

Employer: Hacking Labs

Title: Lead Mechanic

Dates of Service: June, 2018 - April, 2019

Responsibilities: Build machines and bikes to test drivetrain components, evaluate new drivetrain components for performance

Other business experience in the past three years:

Employer: Rick's Energy Solutions

Title: Title 24 Building Analyst

Dates of Service: July, 2019 - January 2022

Responsibilities: Evaluate building projects for compliance with California Title 24 efficiency laws.

Name: Colin Hacking

Colin Hacking's current primary role is Retired. Colin Hacking currently services Board meetings only hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board

Dates of Service: July, 2016 - Present

Responsibilities: heads the board of directors, provides leadership to the firm's executives and other employees, leads the charge on big-picture decisions and sets the tone for the corporate culture of the company. Compensation for advising and board leadership totaled 315,000 shares

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Sean Hacking
Amount and nature of Beneficial ownership: 6,000,000
Percent of class: 57.14

Title of class: Common Stock
Stockholder Name: Colin Hacking
Amount and nature of Beneficial ownership: 3,085,000
Percent of class: 29.38

Title of class: Non-Voting Common Stock
Stockholder Name: Colin Hacking
Amount and nature of Beneficial ownership: 315,000
Percent of class: 7.0

RELATED PARTY TRANSACTIONS

• Name of Entity: Colin Hacking
Relationship to Company: Director
Nature / amount of interest in the transaction: Investment in Convertible Note of $30,000
Material Terms: 5% interest, maturity Nov 14 2022, 10% discount, uncapped

• Name of Entity: Christopher Hacking
Relationship to Company: Family member
Nature / amount of interest in the transaction: Investment in Convertible Note of $75,000
Material Terms: Maturity Dec 2022, 5% interest rate, 10% discount, uncapped

• Name of Entity: Colin Hacking
Relationship to Company: Director
Nature / amount of interest in the transaction: Investment in Convertible Note of $200,000

Material Terms: 5% interest, maturity Aug 9, 2024, 10% discount, uncapped

OUR SECURITIES

The company has authorized Common Stock, Non-Voting Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company issued 1,389,379 shares of Non-Voting Common Stock.

• Common Stock
The amount of security authorized is 10,500,000 with a total of 9,285,000 outstanding.
Voting Rights

Each outstanding share shall be entitled to one vote on each matter submitted to a vote of shareholders. Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholder fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

Material Rights
There are no material rights associated with Common Stock.

• Non-Voting Common Stock
The amount of security authorized is 4,500,000 with a total of 2,950,467 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights
The total number of shares outstanding on a fully diluted basis (2,500,000) includes 1,533,300 shares issued and 966,700 shares to be issued pursuant to outstanding stock options.

• Convertible Note
The security will convert into Common or preferred depending on qualified financing and the terms of the Convertible Note are outlined below:
Amount outstanding: $305,000.00
Maturity Date: $105,000 November 25, 2022 and $200,000 on August 9, 2024
Interest Rate: 5.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: Qualified Financing, voluntary conversion, change of control
Material Rights
Investor may elect to (i) covert the outstanding principal amount of this Note and all accrued and unpaid interest on this Note, along with the other Notes, into fully paid and nonassessable shares of the Company's non-voting
Common Stock at a price per share equal to the Conversion Price; or (ii) receive payment from the Company

of 120% of the total outstanding principal amount.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the transmissions products industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Split Belt Shift transmission. Delays or cost overruns in the development of our Split Belt Shift transmission, and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and/or trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there may be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by another existing business. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is less likely.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 20, 2023.

Hacking Labs

By   /s/ *Sean Hacking*

Name: Hacking Labs

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

HACKING LABS

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

**FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2022 AND 2021:**

HACKING LABS

BALANCE SHEETS

	December 31,	
	2022	**2021**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 105,283	$ 76,606
Accounts receivable	1,257	-
Inventory	153,914	124,714
Total current assets	260,454	201,320
Property and equipment, net	12,360	12,360
Deposits	6,920	6,920
Total assets	$ 279,734	$ 220,600
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	120,668	158,341
Accrued expenses and other current liabilities	43,244	64,839
Total current liabilities	163,912	223,180
Convertible note payable, related parties	305,000	105,000
Loan payable	45,268	19,715
Total liabilities	514,180	347,895
Commitments and contingencies (Note 10)		
Stockholders' deficit:		
Common stock, $0.01 par value, 15,000,000 shares authorized, 11,935,467 and		
11,907,679 shares issued and outstanding as December 31, 2022 and 2021, respectively	119,355	119,077
Additional paid-in capital	1,263,258	947,691
Accumulated deficit	(1,617,058)	(1,194,062)
Total stockholders' deficit	(234,446)	(127,295)
Total liabilities and stockholders' deficit	$ 279,734	$ 220,600

See accompanying notes, which are an integral part of these financial statements.

HACKING LABS

STATEMENTS OF OPERATIONS

	Year Ended December 31,			
	2022		**2021**	
Net revenues	$	522,825	$	238,140
Cost of net revenues		302,633		157,001
Gross profit		220,192		81,139
Operating expenses:				
General and administrative		506,621		358,359
Research and development		3,826		14,413
Sales and marketing		138,195		259,779
Total operating expenses		648,641		632,550
Loss from operations		(428,449)		(551,411)
Other income (expense):				
Other income		790		5,000
Gain on forgiveness of PPP loan		7,215		-
Interest expense		(2,552)		(6,194)
Total other expense		5,453		(1,194)
Provision for income taxes		-		-
Net loss	$	(422,996)	$	(552,606)
Weighted average common shares outstanding - basic and diluted		11,921,573		10,903,840
Net loss per common share - basic and diluted	$	(0.04)	$	(0.05)

See accompanying notes, which are an integral part of these financial statements.

HACKING LABS

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balances at December 31, 2020	9,900,000	$ 99,000	$ 504,652	$ (641,457)	$ (37,804)
Shares issued for cash	2,007,679	20,077	443,038	-	463,115
Net loss	-	-	-	(552,606)	(552,606)
Balances at December 31, 2021	11,907,679	119,077	947,691	(1,194,062)	(127,295)
Shares issued for cash	27,788	278	315,567	-	315,845
Net loss	-	-	-	(422,996)	(422,996)
Balances at December 31, 2022	11,935,467	$ 119,355	$ 1,263,258	$ (1,617,058)	$ (234,446)

See accompanying notes, which are an integral part of these financial statements.

HACKING LABS

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2022	**2021**
Cash flows from operating activities:		
Net loss	$ (422,996)	$ (552,606)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain on forgiveness of PPP loan	(7,215)	-
Changes in operating assets and liabilities:		
Accounts receivable	(1,257)	-
Inventory	(29,200)	(101,057)
Prepaid expenses and other current assets	-	781
Accounts payable	(37,673)	145,948
Accrued expenses and other current liabilities	(21,595)	57,341
Net cash used in operating activities	(519,937)	(449,593)
Cash flows from investing activities:		
Purchase of property and equipment	-	(1,149)
Deposits	-	-
Net cash used in investing activities	-	(1,149)
Cash flows from financing activities:		
Proceeds from loan payable	33,200	-
Repayments of loan payable	(432)	-
Proceeds from convertible note payable, related parties	200,000	-
Proceeds from issuance of common stock for cash	315,845	463,115
Net cash provided by financing activities	548,613	463,115
Net change in cash and cash equivalents	28,676	12,373
Cash and cash equivalents at beginning of year	76,606	64,234
Cash and cash equivalents at end of year	$ 105,283	$ 76,606
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -

See accompanying notes, which are an integral part of these financial statements.

HACKING LABS

NOTES TO THE FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Hacking Labs (the "Company") dba Veer was incorporated on July 28, 2016 under the laws of the State of California. The Company was formed to build next generation drivetrains for the future of local transportation. Company's carbon fiber transmissions boost the durability, performance, range and affordability of light electric vehicles like e-Bikes, e-Scooters and e-Motorcycles The Company is headquartered in Novato, California.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained a net loss of $1,617,058 and net cash used in operating activities of $519,937 for the year ended December 31, 2022. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock, convertible notes, future equity obligations, and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. At December 31, 2022, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those goods and services. For performance obligations related to substantially all its products, control transfers at a point in time either upon shipment of the product to the customer or delivery. Except for warranty claims, the Company has no post-sales obligations. Amounts billed to the Company's customers for shipping and handling are recorded in revenue. Shipping and handling costs incurred by the Company are included in cost of revenues.

The Company recognizes revenue from its engineering and design contracts and consulting services contracts as the services are provided and accepted by its customers. Deferred revenue is recorded for any payments received for services yet to be completed. Under the terms of its engineering design and development contracts, costs are invoiced as incurred plus a markup.

Variable Consideration

Our revenue generating activities include variable consideration which is recorded as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the anticipated performance and all information (historical, current, and forecasted) that is reasonably available.

Returns for products sold are estimated using the expected value method and are recorded as a reduction in reported revenues at the time of sale based upon historical product return experience and is adjusted for known trends to arrive at the amount of consideration to which the Company expect to receive. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Contract Assets and Contract Liabilities

Contract liabilities consist of amounts accrued relating to performance obligations yet to be satisfied and amounts accrued relating to contracts that do not meet the criteria as a contract with a customer and cannot yet be recorded in revenue. Certain product sales require customers to make deposits at the time of signing the related sales order. The Company receives either partial or full deposits related to the sales orders in advance of shipment and is generally paid in full prior to the shipment of the products. These customer deposits are recorded as deferred revenue, which the Company expects to be realized in less than a year. For engineering service contracts where the performance obligation is not completed, a contract liability is recorded for any payments received in advance of the performance obligation being completed or satisfied.

Warranties

The Company provides a three-year or 0 miles new vehicle limited warranty for certain products. This vehicle limited warranty applies only to installed parts and/or assemblies of the Company's products. All unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles. Accrued warranty costs are included in accrued expenses and other current liabilities in the balance sheets.

Cost of Revenue

Cost of revenue consists primarily of cost of goods sold, shipping expenses and inventory shrinkage.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel-related expenses for executive management and administrative functions, including finance and accounting, legal, and human resources, as well as general corporate expenses and general insurance. General and administrative expenses also include depreciation on property and equipment. These costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development costs include link bot research and development expense.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share. Potentially dilutive securities as of December 31, 2022 and 2021 are as follows:

| | December 31, | |
	2022	2021
Convertible note payable, related parties	305,000	105,000
Total potentially dilutive securities	305,000	105,000

(1) The number of potentially dilutive shares per the conversion of notes is based on the outstanding principal, accrued interest and current estimate value of the Company's common stock and the conversion terms.

Accounts Receivable

The Company extends credit to its customers. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company's customers to make required payments. The Company specifically analyzes the age of customer balances, historical bad debt experience, customer creditworthiness and changes in customer payment terms when making estimates of the collectability of the Company's accounts receivable balances. If the Company determines that the financial condition of any of its customers has deteriorated, whether due to customer specific or general economic issues, an increase in the allowance may be made. After all attempts to collect a receivable have failed, the receivable is written off. As of December 31, 2022 and 2021, no allowance has been recorded, as management has determined that all amounts are fully collectible.

Inventories

Inventories are valued at the lower of cost or the net realizable value. Cost is determined on an average cost basis which approximates actual cost on a first-in, first-out basis. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Management reviews its inventory for obsolescence and impairment annually and did not record a reserve for obsolete inventory for the years ended December 31, 2022 and 2021. Inventory consists of finished bikes as of December 31, 2022 and 2021.

Property and Equipment, net

Property and equipment are recorded at cost. Depreciation and amortization on property, plant and equipment is recognized on a straight-line basis over the estimated useful lives of the assets, which for machinery and equipment is between three and seven years. Our museum collection of automobiles held for exhibition purposes is not depreciated. Expenditures for repairs and maintenance are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization of disposed assets are removed from the accounts and any resulting gain or loss is included in other income (expense), net in the consolidated statements of operations.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets, including property and equipment and amortizable intangible assets, held and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows. Management believes there was no impairment of long-lived assets as of both December 31, 2022 and 2021.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of December 31, 2022.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022. Refer to above for the fair value option elected by the Company pertaining to its convertible note.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **PROPERTY AND EQUIPMENT, NET**

Property and equipment, net consists of the following:

	December 31,	
	2022	2021
Machinery and equipment	26,399	26,399
Less: Accumulated depreciation	(14,039)	(14,039)
Property and equipment, net	$ 12,360	$ 12,360

5. LOAN PAYABLE

Loan payable consists of SBA loans. As of December 31, 2022 and 2021, the outstanding balances were $45,628 and $19,715, respectively.

6. CONVERTIBLE NOTE PAYABLE, RELATED PARTIES

In August 2022, the Company entered into a convertible note payable agreement with Colin Hacking, a related party, for a principal amount of $200,000. The note bears interest at 5% per annum and matures in August 2024. As of December 31, 2022, the outstanding balance was $200,000.

In November 2020, the Company entered into a convertible note payable agreement with Colin Hacking, a related party, for a principal amount of $30,000. The note bears interest at 5% per annum and matures on November 24, 2022. As of December 31, 2022 and 2021, the outstanding balance was $30,000.

In December 2020, the Company entered into a convertible note payable agreement with Colin Hacking, a related party, for a principal amount of $75,000. The note bears interest at 5% per annum and matures on December 14, 2022. As of December 31, 2022 and 2021, the outstanding balance was $75,000.

7. STOCKHOLDERS' EQUITY

The Company has authorized common stock, non-voting common stock and convertible note. As part of the regulation crowdfunding raise, the Company will be offering up to 1,671,875 of non-voting common stock.

Common Stock

As of December 31, 2022 and 2021, the Company authorized 10,500,000 shares of voting common stock at $0.01 par value.

Common stockholders have voting rights of one vote on each matter submitted to a vote of shareholders. Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the shareholder fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

Non-Voting Common Stock

As of December 31, 2022 and 2021, the Company authorized 4,500,000 shares of non-voting common stock at $0.01 par value.

In April 2022, the Company issued 27,788 shares of non-voting common stock against services to Start Engine LLC at a price of $11.28 per share. During 2022, the Company received $315,845 in proceeds.

In April 2021, the Company issued 2,007,679 shares of non-voting common stock for cash pursuant to regulation CF at a price of $0.33 per share. During 2021, the Company received $463,115 in proceeds.

As of December 31, 2022 and 2021, there were 11,935,467 and 11,907,679 shares of voting and non-voting common stock issued and outstanding, respectively.

8. **RELATED PARTY TRANSACATIONS**

Refer to Note 6 for related party convertible notes.

9. **INCOME TAXES**

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2022 tax years remain open to examination.

10. **COMMITMENTS AND CONTINGENCIES**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through June 16, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

I, Kelsey Burr (Print Name), the CEO (Principal Executive Officers) of Hacking Labs (Company Name), hereby certify that the financial statements of Hacking Labs (Company Name) and notes thereto for the periods ending Jan 1st 2021 (first Fiscal Year End of Review) and December 31st , 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021, the amounts reported on our tax returns were total income of $81140; taxable income of $ -558,112 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 7/7/2023 (Date of Execution).

_____ (Signature)

_CEO_____ (Title)

_____07/07/2023_____ (Date)

CERTIFICATION

I, Sean Hacking, Principal Executive Officer of Hacking Labs, hereby certify that the financial statements of Hacking Labs included in this Report are true and complete in all material respects.

Sean Hacking

CEO